EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Exchange	**NYSE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**10/20/10**
Item IDs	**2.02**
	7.01
	9.01
Notify via Filing website Only	**off**
Emails	**jennifer.ackart@raymondjames.com**
	doug.krueger@raymondjames.com
	stephanie.mailhot@raymondjames.com
	mike.badal@raymondjames.com
	lisa.williford@raymondjames.com
	michael.castellani@raymondjames.com
	rjbank-finance@rjlan.rjf.com
	jonathan.oorlog@raymondjames.com

Documents

8-K	**k8102010.htm**
	8-K
EX-99.1	**ex99_1.htm**
	10-20-10 Earnings Release
GRAPHIC	**logo.jpg**
8-K	**submissionpdf.pdf**
	pdf

Module and Segment References

SEC EDGAR XFDL Submission Header

```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value></value></field>
                <field sid="SubContact_contactPhoneNumber_"><value></value></field>
                <popup sid="SubSro_sroId_"><value>NYSE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

                <field sid="SubTable_periodOfReport_"><value>10/20/10</value></field>
                <combobox sid="SubItem_itemId_"><value>2.02</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_2"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8102010.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-K</value></field>
                <data sid="data1"><filename>k8102010.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>10-20-10 Earnings Release</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <data sid="data3"><filename>logo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>pdf</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>stephanie.mailhot@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>mike.badal@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_4"><value>lisa.williford@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_5"><value>michael.castellani@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></field>
                <field sid="SubInternet_internetAddress_7"><value>jonathan.oorlog@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

October 20, 2010
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On October 20, 2010, Raymond James Financial, Inc. issued a press release disclosing its results for the fourth quarter and year ended September 30, 2010. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 7.01 Regulation FD Disclosure

On October 20, 2010, the Company issued the press release referred to under Item 2.02 providing previously non-public information consisting of statements relating to the Company's business and results of operations.

Item 9.01 Financial Statements and Exhibits

    (d) The following is filed as an exhibit to this report:

Exhibit No.

    99.1 Press release dated October 20, 2010 issued by Raymond James Financial, Inc.


SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: October 20, 2010

By: /s/ Jeffrey P. Julien
        Jeffrey P. Julien
        Executive Vice President - Finance
        and Chief Financial Officer

RAYMOND JAMES

October 20, 2010 FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL, INC.
ANNOUNCES FOURTH QUARTER, ANNUAL RESULTS

ST. PETERSBURG, Fla. – Raymond James Financial, Inc. today reported a 61 percent increase from the prior year's quarterly net income to $69,065,000, or $0.55 per diluted share, for the fourth quarter ended September 30, 2010. In comparison, the firm earned $42,969,000, or $0.35 per diluted share, for the fourth quarter of fiscal 2009. Net revenues were $747,886,000, 12 percent higher than 2009's fourth quarter. Net income for fiscal 2010 was $228,283,000, or $1.83 per diluted share, 49 percent higher than 2009's $152,750,000, or $1.25 per diluted share.

"This year's results are especially gratifying because they reflect our investment in people in anticipation of a recovery, combined with a strict cost control mandate during the tsunami in our financial system," stated CEO Paul Reilly. "We successfully recruited financial advisors, investment bankers, public finance professionals, institutional sales people and traders, while much of the financial services industry was in shock. Consequently, during the quarter we generated record net revenues of $748 million and outstanding net earnings of $69 million."

Quarterly results exemplified the entire year, as net revenues of $2,917 million were at record levels and net income of $228 million approached 2007's record. Led by the Private Client Group, all major segments participated. Average financial advisor productivity drove a 17.5 percent increase in PCG commission and fee income, as client assets attained a new record level of $249 billion. Capital Markets benefitted from excellent results in both Equity Capital Markets and Fixed Income. Raymond James Bank demonstrated continued improvement in its loan portfolio, and new loan originations now appear to be offsetting the large loan runoffs arising from good earnings, expense control and public funding by Corporate America. Finally, Asset Management Group results were good, fueled by a combination of market appreciation and net sales of new assets under management.

"The economic recovery has been erratic, but shows signs of slow growth," Reilly continued. "Although the outlook is uncertain, we remain optimistic that as employment begins to increase and investor confidence in the equity markets returns, Raymond James will continue to prosper in 2011."

The company will conduct its quarterly conference call Thursday, October 21, at 8:15 a.m. ET. For a listen-only connection, visit **raymondjames.com/analystcall** for a live audio webcast. The subjects to be covered may include forward-looking information. Questions may be posed to management by participants on the analyst call-in line, and in response the company may disclose additional material information.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have a total of more than 5,300 financial advisors serving approximately 1.9 million accounts in more than 2,300 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $249 billion, of which $30 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding economic conditions, management expectations, strategic objectives, business prospects, anticipated expense savings, loan reserves/losses, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2009 annual report on Form 10-K and quarterly reports on Form 10-Q for the quarters ended December 31, 2009, March 31, 2010, and June 30, 2010, which are available on raymondjames.com and sec.gov.

-more-

Raymond James Financial, Inc.
Unaudited Report
(in thousands, except per share amounts)

| | Three Months Ended | | | | |
	September 30, 2010	September 30, 2009	% Change	June 30, 2010	% Change
Total Revenues	$ 763,248	$ 678,023	13%	$ 763,612	-
Net Revenues	747,886	667,158	12%	747,373	-
Pre-Tax Income	105,353	61,883	70%	97,511	8%
Net Income	69,065	42,969	61%	60,687	14%
Income for basic earnings per common share[1]:					
Net income attributable to RJF, Inc. common shareholders	$ 66,196	$ 41,124	61%	$ 58,133	14%
Income for diluted earnings per common share[1]:					
Net income attributable to RJF, Inc. common shareholders	$ 66,200	$ 41,126	61%	$ 58,139	14%
Earnings per common share[1]:					
Basic	$ 0.55	$ 0.35	57%	$ 0.49	12%
Diluted	$ 0.55	$ 0.35	57%	$ 0.48	15%

| | Twelve Months Ended | | |
	September 30, 2010	September 30, 2009	% Change
Income for basic earnings per common share[1]:			
Net income attributable to RJF, Inc. common shareholders	$ 218,676	$ 146,411	49%
Income for diluted earnings per common share[1]:			
Net income attributable to RJF, Inc. common shareholders	$ 218,691	$ 146,414	49%
Earnings per common share[1]:			
Basic	$ 1.83	$ 1.25	46%
Diluted	$ 1.83	$ 1.25	46%

-more-

[1] Effective for fiscal year 2010, we changed the methodology used to calculate basic and diluted earnings per share in accordance with new Financial Accounting Standards Board guidance. The new guidance requires unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) to be considered participating securities and, therefore, included in the earnings allocation in computing earnings per share. Our unvested restricted shares and restricted stock units granted as part of our share-based compensation are considered participating securities. Prior period earnings per basic and diluted shares have been restated. Earnings per basic and diluted shares have been reduced by $0.01 for the quarter ended September 30, 2009 and have been reduced by $0.05 and $0.04 for the year ended September 30, 2009, respectively.

Balance Sheet Data

	September 30, 2010	September 30, 2009
Total assets	$ 17.9 bil.[2]	$ 18.2 bil.[3]
Shareholders' equity	$ 2,301 mil.	$ 2,032 mil.
Book value per share	$19.01	$17.11

Management Data

	Quarter Ended			
	September 30, 2010	September 30, 2009	June 30, 2010	March 31, 2010
Total financial advisors:				
United States	4,729	4,781	4,739	4,750
Canada	460	478	454	462
United Kingdom	145	116	144	133
# Lead managed:				
Corporate public offerings in U.S.	7	5	4	9
Corporate public offerings in Canada	5	6	9	6
Financial Assets Under Management:				
Managed Accounts (excluding Money Market Funds)	$ 30 bil.	$ 25.9 bil.	$ 27.5 bil.	$ 29.3 bil.
Client Assets under Administration	$ 249 bil.	$ 223 bil.	$ 231 bil.	$ 242 bil.
Client Margin Balances	$1,437 mil.	$ 1,239 mil.	$1,385 mil.	$1,401 mil.

-more-

---

[2] Total assets include $3.5 billion in qualifying assets comprised of approximately $700 million of additional Raymond James Bank Deposit Program (RJBDP) deposits, deposits of approximately $400 million from affiliates, and a $2.4 billion overnight FHLB advance, to meet point-in-time regulatory balance sheet composition requirements related to RJ Bank's qualifying as a thrift institution. The affiliate deposits were withdrawn and the FHLB advance was repaid October 1, 2010. The additional RJBDP deposits were redirected to other RJBDP participating banks in early October 2010.

[3] Total assets include $3.2 billion invested in qualifying assets, offset by a $900 million overnight borrowing and $2.3 billion in deposits, from the RJBDP, to meet point-in-time regulatory balance sheet composition requirements related to RJ Bank's qualifying as a thrift institution. RJ Bank repaid the borrowing on October 1, 2009 and the majority of the RJBDP deposits were redirected during October 2009 to RJBDP participating banks.

| | Three Months Ended | | | | |
| | September 30, 2010 | September 30, 2009 | % Change | June 30, 2010 | % Change |
			(in 000's)		
Revenues:					
Private Client Group	$ 493,340	$ 421,157	17%	$ 484,780	2%
Capital Markets	154,329	142,011	9%	154,077	-
Asset Management	48,907	44,489	10%	49,296	(1%)
RJ Bank	66,671	70,044	(5%)	69,647	(4%)
Emerging Markets	4,646	4,263	9%	4,391	6%
Stock Loan/Borrow	2,171	2,011	8%	2,573	(16%)
Proprietary Capital	(64)	2,962	NM	4,445	NM
Other	2,043	2,566	(20%)	2,217	(8%)
Intersegment Eliminations	(8,795)	(11,480)	23%	(7,814)	(13%)
Total Revenues	$ 763,248	$ 678,023	13%	$ 763,612	-
Pre-Tax Income:					
Private Client Group	$ 47,423	$ 22,286	113%	$ 44,792	6%
Capital Markets	31,220	22,986	36%	19,623	59%
Asset Management	11,528	9,742	18%	12,152	(5%)
RJ Bank	27,365	10,395	163%	29,185	(6%)
Emerging Markets	(1,355)	(821)	(65%)	(1,109)	(22%)
Stock Loan/Borrow	668	696	(4%)	720	(7%)
Proprietary Capital	(508)	2,389	NM	3,090	NM
Other	(10,988)	(5,790)	(90%)	(10,942)	-
Pre-Tax Income	$ 105,353	$ 61,883	70%	$ 97,511	8%

| | Twelve Months Ended | | |
| | September 30, 2010 | September 30, 2009 | % Change |
			(in 000's)
Revenues:			
Private Client Group	$ 1,903,101	$ 1,557,462	22%
Capital Markets	591,949	533,254	11%
Asset Management	196,817	177,359	11%
RJBank	276,770	343,366	(19%)
Emerging Markets	16,639	14,891	12%
Stock Loan/Borrow	8,837	10,269	(14%)
Proprietary Capital	17,029	12,742	34%
Other	8,056	7,153	13%
Intersegment Eliminations	(39,682)	(53,977)	26%
Total Revenues	$ 2,979,516	$ 2,602,519	14%
Pre-Tax Income:			
Private Client Group	$ 160,470	$ 84,873	89%
Capital Markets	84,236	73,481	15%
Asset Management	46,981	30,411	54%
RJBank	112,009	80,011	40%
Emerging Markets	(5,446)	(4,886)	(11%)
Stock Loan/Borrow	2,721	3,651	(25%)
Proprietary Capital	1,728	1,035	67%
Other	(40,791)	(19,802)	(106%)
Pre-Tax Income	$ 361,908	$ 248,774	45%

-more-

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share amounts)

	Three Months Ended				
	September 30, 2010	**September 30, 2009**	**% Change**	**June 30, 2010**	**% Change**
Revenues:					
Securities commissions and fees	$ 497,210	$ 440,430	13%	$ 505,246	(2%)
Investment banking	52,486	35,804	47%	41,914	25%
Investment advisory fees	43,428	36,844	18%	44,318	(2%)
Interest	93,465	93,862	-	92,780	1%
Net trading profits	13,402	12,791	5%	3,047	340%
Financial service fees	40,270	31,631	27%	41,718	(3%)
Other	22,987	26,661	(14%)	34,589	(34%)
Total revenues	763,248	678,023	13%	763,612	-
Interest expense	15,362	10,865	41%	16,239	(5%)
Net revenues	747,886	667,158	12%	747,373	-
Non-interest expenses:					
Compensation, commissions and benefits	511,387	455,149	12%	513,676	-
Communications and information processing	31,443	29,777	6%	29,995	5%
Occupancy and equipment costs	25,659	26,506	(3%)	26,679	(4%)
Clearance and floor brokerage	8,313	8,829	(6%)	9,480	(12%)
Business development	20,840	16,434	27%	18,878	10%
Investment advisory fees	6,327	5,751	10%	6,988	(9%)
Bank loan loss provision	20,543	39,702	(48%)	17,098	20%
Other	23,898	28,182	(15%)	29,232	(18%)
Total non-interest expenses	648,410	610,330	6%	652,026	(1%)
Income including noncontrolling interests and before provision for income taxes	99,476	56,828	75%	95,347	4%
Provision for income taxes	36,288	18,914	92%	36,824	(1%)
Net income (loss) including noncontrolling interests	63,188	37,914	67%	58,523	8%
Net income (loss) attributable to noncontrolling interests	(5,877)	(5,055)	(16%)	(2,164)	(172%)
Net income attributable to Raymond James Financial, Inc.	**$ 69,065**	**$ 42,969**	61%	**$ 60,687**	14%
Net Income per common share basic	**$ 0.55**	**$ 0.35**	57%	**$ 0.49**	12%
Net Income per common share diluted	**$ 0.55**	**$ 0.35**	57%	**$ 0.48**	15%
Weighted average common shares outstanding-basic	**119,912**	**118,147**		**119,622**	
Weighted average common and common equivalent shares outstanding-diluted	**120,128**	**118,304**		**120,019**	

-more-

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Year-to-Date

(in thousands, except per share amounts)

| | Twelve Months Ended | | |
	September 30, 2010	September 30, 2009	% Change
Revenues:			
Securities commissions and fees	$ 1,950,909	$ 1,634,285	19%
Investment banking	164,957	95,124	73%
Investment advisory fees	173,939	147,798	18%
Interest	370,892	443,584	(16%)
Net trading profits	38,256	48,004	(20%)
Financial service fees	158,056	126,480	25%
Other	122,507	107,244	14%
Total revenues	2,979,516	2,602,519	14%
Interest expense	62,851	56,953	10%
Net revenues	2,916,665	2,545,566	15%
Non-interest expenses:			
Compensation, commissions and benefits	1,993,561	1,673,114	19%
Communications and information processing	121,957	121,646	-
Occupancy and equipment costs	104,945	104,185	1%
Clearance and floor brokerage	35,123	33,258	6%
Business development	80,213	78,627	2%
Investment advisory fees	26,700	23,639	13%
Bank loan loss provision	80,413	169,341	(53%)
Other	117,609	105,355	12%
Total non-interest expenses	2,560,521	2,309,165	11%
Income including noncontrolling interests and before provision for income taxes	356,144	236,401	51%
Provision for income taxes	133,625	96,024	39%
Net income (loss) including noncontrolling interests	222,519	140,377	59%
Net income (loss) attributable to noncontrolling interests	(5,764)	(12,373)	53%
Net income applicable to Raymond James Financial, Inc.	$ 228,283	$ 152,750	49%
Net income per common share-basic	$ 1.83	$ 1.25	46%
Net income per common share-diluted	$ 1.83	$ 1.25	46%
Weighted average common shares outstanding-basic	119,335	117,188	
Weighted average common and common equivalent shares outstanding-diluted	119,592	117,288	

-more-

RAYMOND JAMES BANK

Raymond James Bank, FSB (RJ Bank) is a federally chartered savings bank, regulated by the Office of Thrift Supervision (OTS), which provides residential, consumer and commercial loans, as well as FDIC-insured deposit accounts, to clients of Raymond James Financial, Inc. (RJF) broker-dealer subsidiaries and to the general public. RJ Bank also purchases residential whole loan packages to hold for investment and is active in bank participations and corporate loan syndications. RJ Bank operates from a single branch location adjacent to the Raymond James headquarters complex in St. Petersburg, Florida. RJ Bank's deposits consist predominately of cash balances swept from the client investment accounts carried by Raymond James & Associates, Inc. (RJ&A) in the Raymond James Bank Deposit Program (RJBDP).

Corporate & Commercial Real Estate Loan Portfolio
RJ Bank's corporate and commercial real estate loan portfolio is comprised of project finance real estate loans and commercial lines of credit and term loans. Approximately 90 percent of the corporate loan portfolio is participations in Shared National Credits (SNC) or other large syndicated loans. The SNCs are loan syndications totaling over $20 million that are shared among three or more regulated institutions. RJ Bank is sometimes involved in the syndication of the loan at inception and some of these loans have been purchased in secondary trading markets. The remainder of the corporate loan portfolio is comprised of smaller participations and direct loans. Regardless of the source, all loans are independently underwritten to RJ Bank credit policies, are subject to loan committee approval, and credit quality is continually monitored by corporate lending staff. The corporate lending staff has direct access and a regular dialogue with the borrowers' management teams. Approximately 40% of the corporate borrowers also have a capital markets relationship with RJ&A. More than half of RJ Bank's corporate borrowers are public companies. RJ Bank's corporate loans are generally secured by all assets of the borrower and in some instances are secured by mortgages on specific real estate. In a limited number of transactions, loans in the portfolio are extended on an unsecured basis. During the most recent quarter, Corporate and Commercial Real Estate (CRE) Banking closed 32 new loan transactions representing $381.1 million in new loan commitments. Despite the sizable increase in new loan commitments, pay-downs or full repayments on existing loans, continue to suppress incremental loan growth.

Residential Loan Portfolio
RJ Bank's residential loan portfolio consists primarily of first mortgage loans originated by RJ Bank via referrals from RJF Private Client Group financial advisors, and first mortgage loans purchased by RJ Bank, originated by select large financial institutions. These purchased mortgage loans represent approximately 90 percent of RJ Bank's residential portfolio. All of RJ Bank's residential loans adhere to strict RJ Bank underwriting parameters pertaining to credit score and credit history, debt-to-income ratio of the borrower, loan-to-value (LTV), and combined LTV (including second mortgage/ home equity loans). On average, three-fourths of the purchased residential loans are re-underwritten with new credit information and valuations, if warranted, by RJ Bank staff prior to purchase, with the remainder coming from long-standing sources and meeting extremely high credit criteria. Approximately 90 percent of the residential loans are fully documented loans to owner-occupant borrowers for their primary or second home residences. Virtually all of RJ Bank's residential loans are adjustable rate mortgage (ARM) loans. Approximately 60 percent of first lien residential mortgage loans are ARMs with interest-only payments based on a fixed rate for an initial period of the loan, typically 3-5 years, then become fully amortizing, subject to annual and lifetime interest rate caps. RJ Bank does not originate or purchase option ARM loans with negative amortization, payment options, reverse mortgages, or other types of exotic loan products. Loans with deeply discounted teaser rates are not originated or purchased. Originated 15 or 30-year fixed rate mortgages are typically sold to correspondents and only retained on an exception basis. All of RJ Bank's first mortgage loans are serviced by the seller or by third party professional firms. Mortgage Banking closed and funded $17.6 million in retail mortgage loan production in the most recent quarter and the bank also purchased $60.7 million in first mortgage loans from a large investment grade institution that provided full recourse for loans that become seriously delinquent.

Asset Quality
During the quarter, the Allowance for Loan Losses (ALL) as a percentage of total loans increased slightly from 2.33% to 2.36%. Total net loan charge-offs for the current quarter were $20.6 million, compared to the prior quarter's $18.4 million. Net charge-offs in the corporate loan portfolio totaled $14.9 million as compared to $11.6 million in the prior quarter. The remaining $5.7 million in net charge-offs were taken on residential loans, which was an improvement from last quarter's $6.8 million. Loan loss provision expense for the current quarter was $20.5 million, compared to the previous quarter's provision expense of $17.1 million. Approximately 40% of the provision expense for the quarter was related to additional reserves as a result of the SNC review. The impact of the SNC review was considerably less than in the year ago quarter. Over 30 day past-due residential loans decreased by 0.04% compared to the prior quarter's increase of 0.42%. Additionally, the number of residential loans past-due declined and the gross dollars of delinquencies decreased by $4.4 million compared to the prior quarter's increase of $2.5 million. Total nonperforming loans increased by $0.2 million during the current quarter, compared to the prior quarter's increase of $12.5 million. Other Real Estate Owned (OREO) balances increased during the current quarter to $27.9 million from $22.8 million, as several CRE properties were foreclosed and the pace of residential foreclosures increased.

Investments
RJ Bank's investment portfolio consists of mortgage backed securities, Federal Home Loan Bank (FHLB) stock and a small Community Reinvestment Act investment. About 45% of the portfolio is invested in relatively short average-life floating rate government agency securities. Most of the remaining mortgage-backed securities portfolio is comprised of non-agency collateralized mortgage obligations (CMOs). These CMOs were purchased based on the underlying loan characteristics such as LTV ratio, credit scores, property type, location and level of credit enhancement. Current characteristics of each security owned such as delinquency and foreclosure levels, credit enhancement, projected losses and coverage are reviewed monthly by management.

All mortgage securities are classified as Available for Sale and the fair value reported includes an aggregate pretax unrealized loss of $50.6 million. These securities have experienced losses in fair value due to ongoing economic uncertainty and continued illiquidity in the markets and a significant widening of interest rate spreads. Certain securities were considered to be other-than-temporarily impaired (OTTI) as of September 30, 2010. Even though there is no intent to sell these securities and it is highly unlikely the securities will be required to be sold, RJ Bank does not expect to recover the amortized cost basis of these securities in full, and therefore, recorded $4.1 million of OTTI loss in other revenue during the quarter. This is based on RJ Bank's evaluation of the performance and underlying characteristics of the securities including the level of current and estimated credit losses relative to the level of credit enhancement which are subject to change depending on a number of factors such as economic conditions, changes in home prices, delinquency and foreclosure statistics, among others.

$ in 000s UNAUDITED	Three Months Ending 9/30/2010	Three Months Ending 6/30/2010	Three Months Ending 3/31/2010	Three Months Ending 12/31/2009	Three Months Ending 9/30/2009
Net Revenues[1]	$62,097	$65,033	$66,881	$63,998	$66,354
Net Interest Income	$64,286	$62,466	$67,202	$65,611	$68,335
Loan Loss Provision Expense	$20,543	$17,098	$19,937	$22,835	$39,702
Pre-tax Income	$27,365	$29,185	$30,822	$24,637	$10,395
Net Interest Margin (% Earning Assets) [11]	3.46%	3.32%	3.50%	2.99%[12]	3.14%[12]
Net Interest Spread (Interest-Earning (Assets Yield – Cost Of Funds) [11]	3.43%	3.29%	3.48%	2.97%[12]	3.12%[12]

	As of 9/30/2010[10]	As of 6/30/2010	As of 3/31/2010	As of 12/31/2009	As of 9/30/2009[10]
Total Assets	$10,818,240	$7,462,415	$7,620,012	$7,882,574	$11,137,440
Adjusted Total Assets[3]	$7,334,287				$7,937,440
Total Loans, Net	$6,094,929	$6,169,613	$6,236,923	$6,452,530	$6,593,973
Total Deposits	$7,463,671[3]	$6,469,727	$6,731,459	$7,007,069	$9,423,387[3]
Raymond James Bank Deposit Program Deposits (RJBDP)[2]	$6,805,412[3]	$6,124,753	$6,399,841	$6,678,167	$9,109,983[3]
Available for Sale Securities, at Fair Value	$424,452	$424,336	$455,766	$488,988	$509,065
Net Unrealized Loss on Available For Sale Securities, Before Tax	$(50,586)	$(59,489)	$(68,898)	$(76,897)	$(97,753)
Tangible Common Equity/ Total Assets	11.71%[9]	11.20%	10.65%	9.98%	9.55%[9]
Total Capital (to Risk-Weighted Assets)[13]	14.2%[9]	13.8%	13.6%	13.0%	12.7%
Tier I Capital (to Adjusted Assets) [13]	12.1%[9]	11.7%	11.2%	10.5%	10.3%[9]
Commercial Real Estate Loans[4][5]	$1,003,181	$1,000,946	$1,091,991	$1,154,736	$1,244,112
Corporate Loans[5]	$3,235,746	$3,229,736	$3,061,930	$3,189,117	$3,115,485
Residential/Consumer Loans[5]	$2,042,095	$2,122,977	$2,269,696	$2,291,112	$2,421,638
Allowance for Loan Losses	$147,084	$147,091	$148,358	$149,164	$150,272
Allowance for Loan Losses (as % Loans)	2.36%	2.33%	2.32%	2.26%	2.23%
Net Charge-offs	$20,550	$18,365	$20,743	$23,943	$26,458
Nonperforming Loans[6]	$153,983	$153,741	$141,214	$135,377	$158,382
Other Real Estate Owned	$27,925	$22,770	$25,389	$8,372	$8,691
Total Nonperforming Assets[7]	$181,908	$176,511	$166,603	$143,749	$167,073
Nonperforming Assets (as % of Adjusted Total Assets)	2.48%[9]	2.37%	2.19%	1.82%	2.10%[9]
Total Nonperforming Assets/Tangible Common Equity + Allowance for Loan Losses (Texas Ratio)	18.09%	17.95%	17.36%	15.36%	18.40%
1-4 Family Residential Loans over 30 days past due (as % Residential Loans)	4.56%	4.60%	4.18%	3.98%	3.71%
Residential First Mortgage Loan Weighted Average LTV / FICO[8]	65%/751	64%/751	64%/752	64%/751	64%/751
1-4 Family Mortgage Geographic Concentration (top 5 states, dollars outstanding as a percent of Adjusted Total Assets)	4.8% CA[9][14] 3.2% FL[9] 3.2% NY[9] 1.5% NJ[9] 1.2% VA[9]	5.1% CA [14] 3.5% NY 3.4% FL 1.6% NJ 1.3% VA	5.5% CA [14] 3.8% NY 3.4% FL 1.7% NJ 1.3% VA	5.6% CA 4.1% NY 3.4% FL 1.8% NJ 1.3% VA	6.1% CA[9] 4.3% NY[9] 3.5% FL[9] 1.9% NJ[9] 1.4% VA[9]
Number of Corporate Borrowers	283	285	270	261	251

Outstanding Balances of Corporate and Commercial Real Estate Loans by Industry Category at 9/30/10 (in millions)

Corporate Loan Portfolio	
Consumer Products/Services	$ 312.4
Telecommunications	303.9
Hospitals	187.8
Media	176.2
Healthcare Providers (Non-Hospital)	171.4
Pharmaceuticals	169.8
Automotive/Transportation	168.5
Business Systems	156.8
Finance/Insurance	153.6
Restaurants	150.1
Industrial Manufacturing	149.5
Natural Gas Pipeline	134.9
Gaming	131.2
Sports	111.3
Chemicals	109.1
Retail Trade	104.6
Technology	97.0
Energy	84.3
Mining and Minerals	77.7
Food and Beverage	70.7
Defense/Government Contractors	66.5
Private Banking	64.5
Environmental Services	35.0
Medical Products	25.3
Government Guaranteed SBA/USDA	18.9
Agriculture	4.7
Total Corporate Loan Portfolio	$ 3,235.7

Commercial Real Estate Loan Portfolio	
Hospitality	$ 237.2
Retail	203.0
Office	148.4
Multi-family	146.7
Industrial	66.4
Special Purpose	65.9
Mixed Use	52.5
Commercial Acquisition and Development	40.9
Healthcare /Senior Living Facilities	30.1
Residential Acquisition and Development	7.8
Condominium	4.3
Total Commercial Real Estate Loan Portfolio	$ 1,003.2*

*Of this total, $375.6 million represents loans to Real Estate Investment Trusts and $65.5 million represents construction loans.

(1) Net revenue equals gross revenue, which includes interest income and non-interest income (including securities losses), less interest expense.

(2) Beginning in October 2008, the RJBDP cash sweep option was temporarily discontinued to all new client accounts. However, in September 2009, RJ&A revised this cash sweep option from a single-bank (RJ Bank) to a multi-bank (RJ Bank and other non-affiliated banks) program. Under this revised program hereinafter referred to as the Raymond James Bank Deposit Program (RJBDP), client deposit accounts are deposited through a third-party service into interest-bearing deposit accounts ($245,000 per bank for individual accounts and $490,000 for joint accounts) at up to 12 banks.

(3) At 9/30/10, total assets were adjusted to exclude the approximately $700 million in additional RJBDP deposits, which were redirected to other RJBDP participating banks in early October 2010, the approximately $400 million in deposits from affiliates which were subsequently withdrawn on 10/01/10, and the $2.4 billion overnight FHLB advance repaid on 10/01/10. At 9/30/09, total assets were adjusted to exclude the $2.3 billion in additional RJBDP deposits, the majority of which were redirected during October 2009 to other RJBDP participating banks, and the $900 million overnight FHLB advance repaid on 10/1/09. See information in footnote 10 below for additional information.

(4) Commercial Real Estate Loans are secured by non-owner occupied commercial real estate properties or their repayment is dependent upon the operation/sale of commercial properties.

(5) Outstanding loan balances are shown gross of unearned income and deferred expenses.

(6) Nonperforming Loans includes 90+ days Past Due plus Nonaccrual Loans.

(7) Includes Nonperforming Loans and Other Real Estate Owned.

(8) At origination. A small group of local loans representing less than 0.5% of residential portfolio excluded.

(9) Tangible Common Equity, Total Capital and Tier I Capital as well as Nonperforming Assets and Concentration ratios are presented as a percent of Adjusted Total Assets (see note 3 above). Had Total Assets (GAAP assets) been used in the calculation of these ratios at 09/30/10, the resulting disclosures would have been as follows: Tangible Common Equity to Total Assets of 7.94%; Total Capital to Risk-Weighted Assets of 13.0%; Tier I Capital (to Adjusted Assets) of 8.2%; Nonperforming Assets to Total Assets of 1.68%; and Geographic Concentrations for CA, FL, NY, NJ, and VA of 3.3%, 2.2%, 2.1%, 1.0%, and 0.8%, respectively. Had Total Assets (GAAP assets) been used in the calculation of these ratios at 09/30/09, the resulting disclosures would have been as follows: Tangible Common Equity to Total Assets of 6.80%; Tier I Capital (to Adjusted Assets) of 7.3%; Nonperforming Assets to Total Assets of 1.50%; and Geographic Concentrations for CA, NY, FL, NJ, and VA of 4.3%, 3.0%, 2.5%, 1.4%, and 1.0%, respectively. There was no impact to Total Capital to Risk-Weighted Assets at 09/30/09 due to the point-in-time requirement as the related qualifying assets were investments in 0% risk-weighted assets.

(10) In order to meet point-in-time regulatory balance sheet composition requirements related to its qualifying as a thrift institution at 09/30/10, RJ Bank held an additional $3.5 billion in qualifying asset accounts funded by approximately $700 million of additional RJBDP deposits, approximately $400 million in deposits from affiliates, and a $2.4 billion overnight FHLB advance. On October 1, 2010, the deposits from affiliates were withdrawn and the FHLB advance was repaid. The additional RJBDP deposits were redirected to other RJBDP participating banks in early October 2010. At 9/30/09, RJ Bank had an additional $2.3 billion of deposits received through the RJBDP, which were utilized at 9/30/09 along with additional short-term FHLB advances of $900 million to meet this same point-in-time requirement. These deposits and short-term borrowings were invested in qualifying assets and the necessary qualification was met. RJ Bank repaid the borrowings on 10/01/09 and the majority of the RJBDP deposits were redirected during October 2009 to other RJBDP participating banks.

(11) During the quarter ended 03/31/10, RJ Bank revised its yield/cost calculations to exclude any fair value adjustments and to utilize contractual days versus 90-day quarters. The Net Interest Spread and Net Interest Margin presented for periods prior to 03/31/10 above were restated from the ratios previously reported.

(12) Net Interest Margin and Net Interest Spread percentages were negatively impacted by 0.16% and 0.33% for the quarters ended September 30, 2009 and December 31, 2009, respectively, due to excess RJBDP deposits held for the majority of both September and October and part of November as the new multi-bank sweep program was implemented. These deposits were invested in short term liquid investments producing very little interest rate spread.

(13) Estimated for the current quarter.

(14) This concentration ratio for the state of CA excludes 2.3% at 09/30/10 and 1.5% at 06/30/10 and 03/31/10, respectively, for purchased loans that have full repurchase recourse for any delinquent loans.

For more information, contact Anthea Penrose at 727-567-2824.

Please visit the Raymond James Press Center at raymondjames.com/media.